UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.       Press release issued by ABB Ltd dated March 31, 2022, titled “ABB launches new share buyback program of up to $3 billion”.

2.       Press release issued by ABB Ltd dated March 28, 2022, titled “ABB appoints Karin Lepasoon as Chief Communications & Sustainability Officer”.

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ZURICH, SWITZERLAND, MARCH 31, 2022

ABB launches new share buyback program of up to $3 billion

ABB will launch on April 1, 2022 its previously announced new share buyback program of up to $3 billion. Based on the current ABB share price this represents a maximum of approximately 89 million shares. The maximum number of shares that may be repurchased under this new program on any given trading day is 1,262,310.

This new program is consistent with ABB’s capital allocation principles and its capital structure optimization program targeting to maintain a strong investment grade rating. As part of this program, the company intends to return to its shareholders the remaining $1.2 billion of the $7.8 billion of cash proceeds from the Power Grids divestment. Since July 2020, ABB repurchased a total of 218,686,689 shares for a total amount of approximately $6.6 billion.

The total number of ABB’s issued shares is 2,053,148,264 including the 88,403,189 shares approved for cancellation at ABB’s 2022 Annual General Meeting (AGM). ABB currently owns approximately 124 million treasury shares.

The share buyback program is for capital reduction purposes and will be executed on a second trading line on the SIX Swiss Exchange (Valor: 35.767.961; ISIN: CH035 767 961 9). It is planned to run from April 1, 2022 until March 22, 2023. At the company’s AGM on March 23, 2023, ABB intends to request shareholder approval to cancel the shares purchased through this new program as well as those shares purchased under the previous program that were not proposed for cancellation at ABB’s 2022 AGM.

The share buyback program will be managed by a bank mandated by ABB that, based on the trading instructions given by ABB to the bank, will make its trading decisions concerning the timing of share repurchases independently of ABB. ABB can change these parameters outside of its closed periods and if it is not in possession of any inside information.

The purchase price per share will not exceed the higher of the price of the last independent trade on the ordinary trading line on the SIX Swiss Exchange and the highest current independent bid price on the ordinary trading line on the SIX Swiss Exchange. In addition, customary spreads on purchases on the second trading line on the SIX Swiss Exchange will be paid, observing the limitations of the Ordinance on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading (FMIO). Payment for the shares will be made in cash.

The buyback program is being carried out in accordance with the Ordinance on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading (FMIO), the Market Abuse Regulation (EU) No 596/2014 and the Commission Delegated Regulation (EU) No 2016/1052. Weekly updates on the program will be published on ABB’s investor relations website at https://global.abb/group/en/investors/investor-and-shareholder-resources/share-buybacks and issued by press release.

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

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Important notice about forward-looking information

This press release includes forward-looking information and statements concerning the share buyback program. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, and are generally identifiable by statements containing words such as “intends”, “expects,” “plans”, or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could affect our ability to achieve any or all of our stated targets. Factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB LAUNCHES NEW SHARE BUYBACK PROGRAM OF UP TO $3 BILLION	2/2

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ZURICH, SWITZERLAND, MARCH 28, 2022

ABB appoints Karin Lepasoon as Chief Communications & Sustainability Officer

ABB announced today that Karin Lepasoon has been appointed Chief Communications & Sustainability Officer and Member of the Executive Committee. She will succeed Theodor Swedjemark, who as previously announced, has decided to leave the company. Lepasoon will assume her position latest on October 1, 2022, and Swedjemark will remain in his role and a member of the Executive Committee until then.

Swedish national, Karin (53), joins ABB from Vattenfall where she serves as Senior Vice President, Head of Group Communications and is a part of the company’s Group Executive Management team. Besides this role, she has also served as Head of Global Marketing and Communications at SEB, Director of Sustainability, Communications and HR at Nordic Capital, Head of Strategy and Chief of Staff at Skanska, as well as various other roles in the area of Communications.

Karin holds a Master’s Degree in Law (LL.M) from Lund’s University in Sweden and a Master’s Degree in EU Law from Leiden University in the Netherlands.

“Karin is an experienced leader with important expertise in both the areas of communications and sustainability. I am very pleased to have her join ABB and lead the continued development of our strong brand, reputation and sustainability positioning,” said ABB CEO Björn Rosengren.

As of October 1, 2022, the Executive Committee will comprise: Björn Rosengren, Chief Executive Officer; Timo Ihamuotila, Chief Financial Officer; Tarak Mehta, President Motion; Peter Terwiesch, President Process Automation; Morten Wierod, President Electrification; Sami Atiya, President Robotics & Discrete Automation; Andrea Antonelli, General Counsel & Company Secretary; Carolina Granat, Chief Human Resources Officer; and Karin Lepasoon, Chief Communications and Sustainability Officer.

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB APPOINTS KARIN LEPASOON AS CHIEF COMMUNICATIONS & SUSTAINABILITY OFFICER	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 31, 2022.	By:	/s/ Ann-Sophie Nordh
		Name:	Ann-Sofie Nordh
		Title:	Group Senior Vice President and Head of Investor Relations

Date: March 31, 2022.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance